SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4
                                 ---------------
                        Gyrodyne Company of America, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $1.00 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    403820103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Elchanan Maoz
                                  -------------
                                 Platinum House
                               21 Ha'arba'a Street
                                 Tel Aviv, 64739
                                     Israel

                               Tel: 972-3-6858555
                               Fax: 972-3-6858557

                              Guy N. Molinari, Esq.
                       Heller Ehrman White & McAuliffe LLP
                              120 West 45th Street
                               New York, NY 10036
                                 (212) 832-8300
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 9, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Kellogg Capital Group, LLC
-------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)X    (b)
-------------------------------------------------------------------------------
        3       SEC USE ONLY
-------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*
                        N/A
-------------------------------------------------------------------------------
        5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        New York
-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
        7       SOLE VOTING POWER
                        0
-------------------------------------------------------------------------------
        8       SHARED VOTING POWER
                        61,772
-------------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER
                        61,772
-------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                        61,772
-------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        5.2%
-------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*
                        BD
-------------------------------------------------------------------------------

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Kellogg Group, LLC
-------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a)X    (b)
-------------------------------------------------------------------------------
        3       SEC USE ONLY
-------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*
                        N/A
-------------------------------------------------------------------------------
        5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       New York
-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
        7       SOLE VOTING POWER
                       0
-------------------------------------------------------------------------------
        8       SHARED VOTING POWER
                       61,772
-------------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER
                       61,772
-------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                       61,772
-------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.2%
-------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*
                       OO
-------------------------------------------------------------------------------

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Charles K. Kellogg
-------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) X    (b)
-------------------------------------------------------------------------------
        3       SEC USE ONLY
-------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*
                        N/A
-------------------------------------------------------------------------------
        5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S.A.
-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
        7       SOLE VOTING POWER
                       0
-------------------------------------------------------------------------------
        8       SHARED VOTING POWER
                       61,772
-------------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER
                       61,772
-------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                       61,772
-------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.2%
-------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*
                       IN
-------------------------------------------------------------------------------

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1. NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lee
                        Kellogg
-------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) X   (b)
-------------------------------------------------------------------------------
        3       SEC USE ONLY
-------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*
                        N/A
-------------------------------------------------------------------------------
        5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        U.S.A.
-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
        7       SOLE VOTING POWER
                       0
-------------------------------------------------------------------------------
        8       SHARED VOTING POWER
                       61,772
-------------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER
                       0
-------------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER
                       61,772
-------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                       61,772
-------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.2%
-------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*
                       IN
-------------------------------------------------------------------------------

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Everest Special Situations Fund L.P.
-------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) X   (b)
-------------------------------------------------------------------------------
        3       SEC USE ONLY
-------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*
                        N/A
-------------------------------------------------------------------------------
        5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
        7       SOLE VOTING POWER
                        0
-------------------------------------------------------------------------------
        8       SHARED VOTING POWER
                        30,524
-------------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER
                        30,524
-------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                        30,524
-------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        2.6%
-------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*
                        PN
-------------------------------------------------------------------------------

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Maoz Everest Fund Management Ltd.
-------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) X   (b)
-------------------------------------------------------------------------------
        3       SEC USE ONLY
-------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*
                         N/A
-------------------------------------------------------------------------------
        5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Israel
-------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
        7       SOLE VOTING POWER
                        0
-------------------------------------------------------------------------------
        8       SHARED VOTING POWER
                        30,524
-------------------------------------------------------------------------------
        9       SOLE DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
        10      SHARED DISPOSITIVE POWER
                        30,524
-------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                        30,524
-------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       2.6%
-------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*
                       CO
-------------------------------------------------------------------------------

CUSIP No. 403820103
-------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSONS.
                I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                        Elchanan Maoz
-------------------------------------------------------------------------------
                   2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                        (a) X   (b)
-------------------------------------------------------------------------------
       3        SEC USE ONLY
-------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                        N/A
-------------------------------------------------------------------------------
       5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Israel
-------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
       7        SOLE VOTING POWER
                        0
-------------------------------------------------------------------------------
       8        SHARED VOTING POWER
                        30,524
-------------------------------------------------------------------------------
       9        SOLE DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
       10       SHARED DISPOSITIVE POWER
                        30,524
-------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                        30,524
-------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
-------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        2.6%
-------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*
                                       IN
-------------------------------------------------------------------------------

     Introduction: As further described in this Amendment No. 4 to this Schedule 13D, Everest Special Situations Fund L.P. ("Everest") and Kellogg Capital Group, LLC ("Kellogg") in the aggregate beneficially own approximately 8% of the Common Stock of Gyrodyne Company of America, Inc. (the "Issuer").

     Everest and the other Reporting Persons identified herein are filing this amendment to disclose the correspondence with the Issuer dated February 9, 2005, attached hereto.

     THIS AMENDMENT NO. 4 REFLECTS NO CHANGES IN THE PREVIOUSLY REPORTED HOLDINGS OF THE REPORTING PERSONS.



                                 AMENDMENT NO. 4
                                     TO THE
                                  SCHEDULE 13D

Item 1.  Security and Issuer

(a)      Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780


Item 2.  Identity and Background

     (a-c and f) The persons filing this statement are Everest Special Situations Fund L.P. ("Everest"), a Delaware limited partnership, Maoz Everest Fund Management Ltd. ("MEFM"), an Israeli company, Kellogg Capital Group, LLC ("Kellogg"), a New York limited liability company, Kellogg Group, LLC, a New York limited liability company ("Kellogg Group"), Elchanan Maoz, a citizen of Israel ("Maoz"), Mr. Charles K. Kellogg, a citizen of the United States and Ms. Lee Kellogg, a citizen of the United States. Everest, MEFM, Kellogg, Kellogg Group, Maoz, Mr. Charles K. Kellogg and Ms. Lee Kellogg are referred to herein collectively as the Reporting Person or Reporting Persons. The principal business address of Kellogg, Kellogg Group, Mr. Charles K. Kellogg and Ms. Lee Kellogg is 14 Wall Street, 27th Flr., New York, NY 10005. Ms. Lee Kellogg is the principal of Kellogg Design Inc, an interior designer. The principal business address of Everest, Maoz and MEFM is Platinum House, 21 Ha'arba'a Street, Tel Aviv, 64739 Israel.

     Each of Everest and Kellogg is primarily engaged in the business of investing in securities. The principal business of MEFM is acting as the general partner of Everest. The Kellogg Group is the sole interest holder of Kellogg. The name, business address, present principal occupation or employment and citizenship of each executive officer, director and or executive committee member of MEFM and Kellogg is set forth on Exhibit A hereto which is incorporated herein by reference. The Kellogg Group has no officers or directors.

     Mr. Elchanan Maoz is the Chairman of Everest and the controlling stockholder, Chairman and Chief Executive Officer of MEFM. Charles K. Kellogg is a controlling member of the Kellogg Group and the Chief Executive Officer and a member of the Executive Committee of Kellogg. Ms. Lee Kellogg is a controlling member of Kellogg Group. Each of Mr. Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group is in a position to directly and indirectly determine the investment and voting decisions made by Kellogg. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg, except for their respective pecuniary interest therein. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest. Mr. Elchanan Maoz is in a position to directly and indirectly determine the investment and voting decisions made by MEFM, and consequently Everest. Mr. Elchanan Maoz disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest except for his pecuniary interest therein. Each of Mr. Elchanan Maoz, Everest and MEFM disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg.

     The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     (d,e). During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Reporting Persons' (if such Reporting Person is a corporation, particularly or similar entity) executive officers, directors (if any) or executive committee members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of business on February 8, 2005, the Reporting Persons may be deemed to own beneficially in the aggregate 92,296 shares of the Issuer's Common Stock, which constitutes approximately 7.8% of the outstanding shares of the Issuer's Common Stock (based upon the number of shares that were reported to be outstanding in the Issuer's Form 10-QSB for the fiscal quarter then ended October 31, 2004 filed on December 13, 2004). Mr. Elchanan Maoz by virtue of his status as a controlling stockholder of Maoz Everest Fund Management Ltd. ("MEFM"), the general partner of Everest, may be deemed to own beneficially the shares of the Issuer's Common Stock by Everest. Mr. Elchanan Maoz disclaims beneficial ownership of such shares of the Issuer's Common Stock except to the extent of his pecuniary interest therein. Kellogg Group, LLC ("Kellogg Group") as the sole member of Kellogg may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially owned by Kellogg. Mr. Charles K. Kellogg and Ms. Lee Kellogg, by virtue of their status as controlling members of Kellogg Group, may be deemed to own beneficially the shares of the Issuer's Common Stock beneficially owned by Kellogg Group, and consequently Kellogg. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group disclaim beneficial ownership of such shares of the Issuer's Common Stock except to the extent of their pecuniary interest therein.

     (b) Each of Everest, MEFM and Kellogg, respectively, has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of which it is deemed to beneficially own. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group may be deemed to share with Kellogg such powers with respect to the shares of the Issuer's Common Stock Kellogg beneficially owns. Mr. Elchanan Maoz may be deemed to share with MEFM such powers with respect to the shares of the Issuer's common stock MEFM beneficially owns.

     (c) From the date of the last amendment to Schedule 13D filed November 10, 2004, there have been no changes in the holdings of the Reporting Persons.

     (d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

                       (e) Not applicable.

Item 7.    Material to be filed as Exhibits

     Letter from the Reporting Persons to the Issuer dated February 9, 2005.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2005

EVEREST SPECIAL SITUATIONS FUND L.P.

By:      Maoz Everest
         Fund Management Ltd.,
         Its general partner


         By:      /s/ Elchanan Maoz
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer


MAOZ EVEREST FUND MANAGEMENT LTD.

         By:      /s/ Elchanan Maoz
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer

         /s/ Elchanan Maoz
         Elchanan Maoz


KELLOGG CAPITAL GROUP, LLC

         By:      /s/ Mathew Brand
         Name:    Matthew Brand
         Title:   Managing Director

KELLOGG GROUP, LLC

         By:      /s/ Mathew Brand
         Name:     Matthew Brand
         Title:   Managing Director

         /s/ Charles K. Kellogg
         Charles K. Kellogg

         /s/ Lee Kellogg
         Lee Kellogg

                                                                       EXHIBIT A

February 9, 2005

Gyrodyne Company of America
102 Flowerfield
St. James, NY 11780

Attention:        Mr. Paul L. Lamb
                  Mr. Stephen V. Maroney
Re:      Bid Process


Gentlemen:

     We were encouraged to learn in the Company's November 12, 2004 press release (regarding Mr. Pitsiokos's appointment to COO) that the Company has apparently retained outside investment bankers. The mention did not however discuss the pursuit and exploration of all strategic alternatives including the sale of the Company. The Company should not only consider unsolicited bids, but also pursue potential buyers who are willing to pay a premium to current share prices. To date, Company management has seemed set on the development of Flowerfield or riding out the eminent domain process all in hope of realizing full residential zoning valuations for the property (the best case scenario)- we believe this method fails to recognize or calculate into it the worst case scenario.

     In recent months we have been extensively involved in searching for ways to un-lock value for the benefit of Gyrodyne shareholders. A part of this effort included meetings with real estate developers who may have interest in buying the Company's land or, through an acquisition of the shareholders' interest, the Company itself.

     As a result of our efforts we are aware of at least one bid recently placed by a credible real estate developer to buy the entire Company at the current market price or a slight premium to it. Although we have not seen the offer, we understand it has been sent to Gyrodyne's senior executives. To date, however, the Company has failed to notify its shareholders of this offer. The fact that we have found someone willing to undertake this risk seems to us a material development particularly in view of the risk inherent in SUNY's condemnation efforts - specifically the risk that condemnation proceedings may lead to a light industrial valuation/sale price instead of the desired residential valuation.

     We urge the Board to disclose to shareholders all serious bids or other genuine indications of interest presented to the Company which would allow shareholders an exit at a reasonable price and without having to suffer time and condemnation risks. It is our belief that heightened public disclosure of such activity could attract the attention of other suitors as well, thus further enhancing shareholder value and valuation transparency.

                                Very truly yours,

Everest Special Situations Fund L.P.               Kellogg Capital Group, LLC

By:      /s/ ELCHANAN MAOZ                         By:      /s/ MATT BRAND
         Name:    Elchanan "Nani" Maoz             Name:   Matt Brand
         Title:   Chairman and                     Title:  Managing Director
                    Chief Executive Officer
                  Tel:     972-3-6858555
                  Fax:     972-3-6858557